SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                                           Commission File Number    33-63525
                                                                  --------------

   [ ] Transition Report on Form 20-F     [ ] Transition Report on Form N-SAR

                   NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K  [X] Form 11-K  [ ] Form 20-F   [ ] Form 10-Q

 Form N-SAR
         For Period Ended:  December 31, 1998
                            -----------------
[ ] Transition Report on Form 10-K        [ ]  Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F        [ ]  Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

  For the Transition Period Ended: _____________________________________________
  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                     PART I
                             REGISTRANT INFORMATION

Full name or registrant             Ethyl Corporation
                                    -----------------
Former name if applicable
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Address of principal executive offices (STREET AND NUMBER)

                                    330 South Fourth Street
                                    -----------------------
City, state and zip code            Richmond, Virgina 23217
                                    -----------------------

                                   PART II
                           RULE 12-b-25 (B) AND (C)
         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed. (Check box if appropriate.)


[X]           (a)    The reasons described in reasonable detail in Part III of
                     this form could not be eliminated without unreasonable
                     effort or expense;
[X]           (b)    The subject annual report, semi-annual report, transition
                     report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion
                     thereof will be filed on or before the 15th calendar day
                     following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion
                     thereof will be filed on or before the fifth calendar day
                     following the prescribed due date: and
[ ]           (c)    The accountant's statement or other exhibit required by
                     Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE
         State below in reasonable detail the reasons why Form-10K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attached extra sheets if needed.)

Due to technical difficulties experienced in transmitting the auditor's report to the Company's filing agent, the Company requires additional time to complete the Annual Report on Form 11-K. The Company will file its Annual Report on Form 11-K on or before July 15, 1999, the 15th calendar day following June 30, 1999.


                                     PART IV
                                OTHER INFORMATION

       (1)  Name and telephone number of persons to contact in regard to this notification
            Theodore J. Fisher                   (804)           788-8798
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            (Name)                          (Area Code)     (Telephone Number)

       (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports (s) been filed? If the answer is no, identify reports (s).
                                                     [X]  Yes  [ ]  No

       (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to included in the subject report or portion thereof?
                                                     [ ]  Yes  [X]   No


         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the result cannot be made.

                               Ethyl Corporation
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date     July 1, 1999                       By  /s/ J. Robert Mooney
    ---------------------------------------   ----------------------------------

                  INSTRUCTIONS. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title off the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
         Intentional misstatements or omissions of fact constitute Federal criminal violations (SEE 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS
         1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

         2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

         3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

         4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

         5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 12(b) of Regulation S-T.